SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-33-S

ANNUAL REPORT CONCERNING

FOREIGN UTILITY COMPANIES

Filed under Section 33(e) of the

Public Utility Holding Company Act of 1935, as amended

For the Fiscal Year Ended March 31, 2005

Filed pursuant to the Public Utility Holding Company

Act of 1935 by

Scottish Power plc

(Name of filing Company)

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Scottish Power plc, an entity organized in Scotland (“ScottishPower”), hereby files with the Securities and Exchange Commission (“Commission”), pursuant to Section 33(e) of the Public Utility Holding Company Act of 1935, as amended (“Act”) and Rule 57(b) of the implementing regulations thereunder, 17 C.F.R. ss. 250.57(b) (1996), this Annual Report Concerning Foreign Utility Companies covering the preceding fiscal year ended March 31, 2005. ScottishPower is a registered holding company that indirectly holds 100% of the voting securities of PacifiCorp, a United States public utility company. ScottishPower is an associate company of each of (1)Scottish Power UK Holdings plc (“SPUK Holdings”), (2)Scottish Power UK plc (“SPUK”) and(2)SP Manweb plc (“Manweb”), each a foreign utility company.

SPUK Holdings is a private limited company, organized under the laws of Scotland, whose primary function is to hold 100% of voting securities of SPUK and of ScottishPower’s energy management entities, ScottishPower Energy Management Limited and ScottishPower Energy Management (Agency) Limited. SPUK is a public limited company organized under the laws of Scotland. SPUK’s activities, through subsidiaries, span the generation, transmission, distribution and supply of electricity and gas. ScottishPower owns 100% of SPUK Holdings and SPUK. ScottishPower’s energy management entities deal in gas and electricity at the wholesale level and in the commercial instruments and agreements which constitute the market balancing mechanisms for the competitive energy market in the UK.

During the period to 1 October 2001, an exercise was undertaken to achieve legal separation of SPUK’s businesses in response to regulatory and strategic drivers (the “Restructuring”). As a result, and pursuant to the provisions of the Utilities Act 2000 administered by the Department of Trade and Industry (“DTI”), certain assets and liabilities relating to the Generation, Trading, Supply and Power Systems businesses were transferred to subsidiary companies on 1 October 2001 at net book value. The consideration was satisfied by intra-group loans and the Restructuring had no impact on the net assets of the group.

ScottishPower acquired Manweb in 1995. Manweb is a public limited company organized under the laws of England and Wales. Manweb owns and operates the electricity distribution network within the Mersey area of England and North Wales. The network is used to distribute electricity which has been transmitted to grid supply points for electricity supply companies for onward sale to their customers. ScottishPower owns 100% of Manweb.

Each foreign utility company identified in this Form U-33-S derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. None of the foreign utility companies identified in this Form U-33-S, nor any subsidiary company of any of them, is or will be a public utility company operating in the United States. 15 USCA §79z-5b(a)(3) (1997 Supp.).

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Item 1

A. Name, location and business address of each foreign utility company:

Scottish Power UK Holdings Ltd	Scottish Power UK plc
1 Atlantic Quay	1 Atlantic Quay
Glasgow G2 8SP	Glasgow G2 8SP
Scotland UK	Scotland UK

SP Manweb plc
3 Prenton Way
Prenton
United Kingdom, CH43 3ET

B. Description of the facilities utilized for the generation, transmission and distribution of electric energy for sale: —

(1) SPUK owns and operates, through its subsidiaries, generation, transmission and distribution assets and serves approximately 5 million customers in the British Isles. SPUK’s subsidiaries include SP Transmission Limited, SP Distribution Limited, SP Power Systems Limited, ScottishPower Generation Limited, ScottishPower Energy Retail Limited and SP Dataserve Limited.

ScottishPower Generation Limited owns and operates coal, gas, hydro and wind power stations and other generation assets in the British Isles and holds the group’s generation license. The company does not own any nuclear generating stations.

SP Transmission Limited, SP Distribution Limited and Manweb are the “owner companies” holding the regulated assets and transmission and distribution licenses and acting as an integrated business unit to concentrate divisional expertise on regulatory issues and investment strategy.

SP Dataserve Limited is the data management and metering company which manages the data processes which underpin customer registration through to billing and settlement.

ScottishPower Energy Retail Limited manages, pricing, selling, billing and receipting for gas and electricity supply to both business and domestic customers in the UK and deals with enquiries arising in the course of this business.

(2) Manweb owns and operates the electricity distribution network within the Mersey area of England and North Wales. The network is used to distribute electricity which has been transmitted to grid supply points for electricity supply companies for onward sale to their customers. As part of the Restructuring, the assets and liabilities Manweb’s Energy Supply, Corporate and Retail businesses were transferred to fellow subsidiary undertakings.

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C. Identification of system companies holding an interest in the FUCO(s):

(1) SPUK Holdings is a direct, wholly-owned subsidiary of ScottishPower.

(2) SPUK is a direct, wholly-owned subsidiary of SPUK Holdings.

(3) Manweb is a direct, wholly-owned subsidiary of ScottishPower Investment Limited (“SIL”). SIL, is a wholly-owned subsidiary of SPUK.

For the fiscal year ended March 31, 2005, there was no debt or other financial obligation of SPUK Holdings, SPUK or Manweb for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of SPUK Holdings, SPUK or Manweb by PacifiCorp.

Item 3

For the fiscal year ended March 31, 2005, there was one service contract between PacifiCorp and Scottish Power UK plc but no sales or construction contracts between any of SPUK or Manweb on the one hand, and PacifiCorp or ScottishPower on the other hand.

Exhibit A

Exhibit A sets forth an organizational chart showing the relationship of each of the foreign utility companies described in this Form U-33-S to ScottishPower.

Signature

The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned officer thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

Dated: July 29, 2005.

SCOTTISH POWER PLC

By:	/s/ Keith Cochrane
Keith Cochrane
Group Director of Finance

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